NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 25, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corp, 1.00% Capital
Protected EquitY PerformanCe LinkEd Securities
"Basket CYCLES," due January 28, 2011, Linked to a Basket of Health Care Stocks, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on January 28, 2011.

The security was suspended by the
Exchange on January 28, 2011.